Exhibit 99.1

CANADIAN SOLAR APPOINTS YAN ZHUANG AND

DR. HUIFENG CHANG TO THE BOARD OF DIRECTORS

GUELPH, Ontario, September 2, 2020 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), today announced that it has appointed Yan Zhuang and Dr. Huifeng Chang to the Board of Directors, effective September 15, 2020.

Mr. Zhuang has been serving as President and Chief Operating Officer of Canadian Solar since May 2020. He initially joined the Company as an independent director in 2007 and later joined the management team in 2009 as VP of Global Sales and Marketing. Since 2009, Mr. Zhuang has been instrumental in Canadian Solar’s global expansion, serving as Senior VP of Global Sales and Marketing, Chief Commercial Officer and Acting Chief Executive Officer at the Company. Prior to joining Canadian Solar, Mr. Zhuang brought over 20 years’ experience, running his own business startups as well as serving in a number of leading roles in business development and strategy, corporate branding, and sales and marketing in multinational companies, including as Asia Pacific regional director of marketing planning at Motorola Inc. and regional head of Asia at Hands-on Mobile Inc., a global media and entertainment company. Mr. Zhuang holds two Master of Science degrees in Applied Statistics from the University of Alberta and in Marketing Management from the University of Guelph.

Dr. Chang has been serving as Senior VP and Chief Financial Officer of Canadian Solar since May 2016. Before joining Canadian Solar, Dr. Chang brought over 17 years’ experience in capital markets, corporate finance, investment and risk management, including as Co-Head of Sales and Trading of the U.S. subsidiary of China International Capital Corporation (CICC), CEO of CSOP Asset Management Limited based in Hong Kong, VP of Citigroup Equity Proprietary Investments in New York, and quantitative developer for derivatives pricing and risk modeling software at Kamakura Corporation based in Hawaii. Dr. Chang holds a PhD in Soil Physics, an MBA from the University of Hawaii and a Master of Science degree from Academia Sinica.

Dr. Shawn Qu, Chairman and Chief Executive Officer commented, “I am delighted to welcome Yan and Huifeng to Canadian Solar’s board. They bring outstanding track records of value creation in this industry and a deep understanding of Asian markets, crucial to Canadian Solar particularly at this stage of our development as we prepare for the China listing of our MSS business. With Yan and Huifeng’s invaluable strategic, operational and financial expertise, I am confident that their appointments will help the Company gear up to new growth opportunities and create sustainable value for shareholders.”

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar power companies. It is a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions and has a geographically diversified pipeline of utility-scale solar power projects in various stages of development. Over the past 19 years, Canadian Solar has successfully delivered over 46 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2020. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.